QuickLinks -- Click here to rapidly navigate through this document

Exhibit (d)(1)

AGREEMENT IN PRINCIPLE

        This AGREEMENT IN PRINCIPLE (this "Agreement") is dated as of February 2, 2004, by and between BIONOVA HOLDING CORPORATION, a Delaware corporation ("Bionova") and SAVIA, S.A. de C.V., a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States ("Savia").

        Savia is presently the holder of Bionova's $55,459,743.57 in principal amount Promissory Note, due December 31, 2003 (the "Bionova Note"). Bionova has not made any payments of principal or interest on the Bionova Note and, as of December 31, 2003, the aggregate principal amount and accrued and unpaid interest thereon equals $79,799,547.57 (the "Savia Debt"). Savia desires to credit $2,426,318.73 of the $55,459,743.57 principal amount of the Bionova Note for 26,959,097 shares of common stock of Bionova (the "Exchange") and forgive $53,033,424.84 of the principal amount of the Bionova Note, which is all of the principal balance that will remain outstanding following the consummation of the Exchange, and all of the accrued and unpaid interest under the Bionova Note (which as of December 31, 2003 totaled $24,339,804.00), subject to the terms and conditions set forth herein, and Bionova desires to cancel the Bionova Note.

        The purpose of this Agreement is to confirm our present mutual intentions regarding the Bionova Note.

        1.     Bionova and Savia will enter into an Exchange and Stock Issuance Agreement, substantially in the form attached hereto as Annex A (the "Exchange Agreement"), subject to which Savia will satisfy $2,426,318.73 of the $55,459,743.57 principal amount of the Bionova Note for 26,959,097 shares of common stock of Bionova, which represents a price of $0.09 per share.

        2.     The Exchange Agreement will be executed and delivered by each of Bionova and Savia in compliance with the requirements of Rule 13e-3 of the Securities Exchange Act of 1934 (the "1934 Act").

        3.     Immediately after the execution of the Exchange Agreement, Bionova and Ag-Biotech Capital Inc., a Delaware corporation and a wholly-owned subsidiary of Savia, will enter into a short-form merger (the "Merger"), pursuant to which Ag-Biotech Capital Inc. will be merged with and into Bionova pursuant to Section 253 of the Delaware General Corporation Law.

        4.     The terms of the Merger, including the form and amount of consideration to be received by the stockholders of Bionova shall be as set forth in the Certificate of Ownership and Merger to be filed with the Secretary of State of the State of Delaware (the "Merger Certificate").

        5.     Immediately prior to the consummation of the Merger, Savia shall forgive (the "Debt Forgiveness") $53,033,424.84 of the principal amount of the Bionova Note, which is all of the principal balance of the Bionova Note that will remain outstanding following the consummation of the Exchange, and all accrued and unpaid interest under the Bionova Note (which as of December 31, 2003 totaled $24,339,804.00).

        6.     Upon the filing of the Merger Certificate duly executed by Ag-Biotech Capital Inc. with the Secretary of State of the State of Delaware pursuant to Section 253 of the Delaware General Corporation Law, or at such later date as is set forth in the Merger Certificate, the Merger shall become effective.

        7.     Savia's obligation to consummate the Exchange, the Debt Forgiveness and the Merger shall be subject to the satisfaction of the following conditions:

          (a)   approval by the Board of Directors of Savia of the Exchange, the Debt Forgiveness and the Merger;

          (b)   the negotiation and execution of a mutually acceptable definitive Exchange Agreement setting forth the terms and conditions of the Exchange;

          (c)   full compliance with the requirements of Rule 13e-3 of the 1934 Act, including, without limitation, the passing of twenty (20) days from the date of the mailing of a Rule 13e-3 Transaction Statement on Schedule 13E-3 to the stockholders of Bionova not affiliated with Savia and its affiliates;

          (d)   there is no law or order or other event which would prevent the Exchange, the Debt Forgiveness or the Merger;

          (e)   there has not occurred any event that, in Savia's good faith judgment, resulted in an actual or threatened material adverse change in the business or condition of Bionova since the date hereof;

          (f)    there is no threatened or pending litigation or other legal action relating to the Exchange, the Debt Forgiveness or the Merger;

          (g)   an independent financial advisor to Bionova renders a fairness opinion to the Board of Directors of Bionova as to the fairness of the Exchange and the Merger per share "cash-out" price to be paid to the stockholders of Bionova not affiliated with Savia and its affiliates, from a financial point of view, which opinion is not withdrawn prior to the consummation of the Exchange, the Debt Forgiveness and the Merger;

          (h)   neither Bionova nor Savia (or any of its subsidiaries) incurs significant expenses associated with the Exchange, the Debt Forgiveness or the Merger, other than approximately $650,000 of professional fees and other expenses that Bionova contemplates will be incurred by Bionova, Savia and Ag-Biotech in connection with (i) the preparation and dissemination of a Rule 13e-3 Transaction Statement on Schedule 13E-3 to the stockholders of Bionova not affiliated with Savia and its affiliates and (ii) the consummation of the Exchange, the Debt Forgiveness and the Merger in an efficient and prompt manner; and

          (i)    not more than ten percent (10%) of the stockholders of Bionova not affiliated with Savia and its affiliates elect to exercise their statutory dissenters' rights in connection with, and prior to the effectiveness of, the Merger.

        8.     This Agreement is intended to be a summary evidencing the current intentions of Savia and Bionova with respect to the Exchange, the Debt Forgiveness and the Merger as reflected in discussions between our respective officers, directors, employees, agents, counsel, accountants, financial advisors, consultants and other representatives (together "Representatives") to date, and it is expressly understood that (1) this Agreement is not intended to, and does not, constitute an agreement to consummate the Exchange, the Debt Forgiveness or the Merger or to enter into a definitive Exchange Agreement or to enter into or file a definitive Merger Certificate and (2) the parties hereto will have no rights or obligations of any kind whatsoever relating to the Exchange, the Debt Forgiveness or the Merger by virtue of this Agreement or any other written or oral expression by our respective Representatives unless and until a definitive Exchange Agreement is executed and delivered and a definitive Merger Certificate is entered into and filed; provided that the respective obligations contained in the following two paragraphs will be binding on Bionova and Savia, as the case may be, when Bionova has signed and returned a copy of this Agreement to Savia in the manner provided below.

        9.     Whether or not the transactions contemplated hereby are consummated, each of Bionova and Savia will pay its own costs and expenses incurred in connection with the preparation and negotiation of this Agreement and any definitive Exchange Agreement and Merger Certificate unless such definitive agreement or certificate, as the case may be, provides otherwise.

        10.   This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any conflicts of law provision that would require the application of the law of any other jurisdiction.

        If you are in agreement with the foregoing, please so indicate by signing two copies of this Agreement in the space set forth below and returning one of such signed copies to Savia, whereupon this letter shall constitute our agreement in accordance with the terms and provisions set forth above.

SAVIA, S.A. DE C.V.
By:	/s/ ALFONSO ROMO GARZA Name: Alfonso Romo Garza Title: Chief Executive Officer
Accepted and agreed to as of the 2nd day of February, 2004:
BIONOVA HOLDING CORPORATION
By:	/s/ JOSE MANUEL GARCIA Name: Jose Manuel Garcia Title: Chief Executive Officer

ANNEX A

Form of Exchange and Stock Issuance Agreement

QuickLinks

AGREEMENT IN PRINCIPLE
ANNEX A